Exhibit 10.1
EMPLOYMENT AGREEMENT
          THIS EMPLOYMENT AGREEMENT (this “Agreement”), effective as of September 12, 2011 (the “Effective Date”), is made and entered into by and between CRACKER BARREL OLD COUNTRY STORE, INC. (the “Company”) and SANDRA B. COCHRAN (“Executive”).
W I T N E S S E T H:
     WHEREAS, the Company and Executive are parties to an employment agreement dated November 1, 2010 (the “Existing Employment Agreement”), pursuant to which Executive currently serves as the Company’s President and Chief Operating Officer; and
     WHEREAS, the Company wishes to promote Executive to the position of Chief Executive Officer, in addition to her position as President; and
     WHEREAS, Executive is willing to commit herself to continue to serve the Company on the terms and conditions specified herein; and
     WHEREAS, in order to effect the foregoing purposes and to terminate the Existing Employment Agreement as of the Effective Date, the Company and Executive wish to enter into this Agreement on the terms and conditions set forth below.
     NOW, THEREFORE, for and in consideration of the premises, the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1. EMPLOYMENT.
     Subject to the terms and conditions of this Agreement, the Company hereby employs Executive as its President and Chief Executive Officer.
2. DURATION OF AGREEMENT.
     2.1 Term. The term of this Agreement (the “Term”) shall begin on the Effective Date and shall terminate upon the earlier of (a) September 11, 2015 (the “Expiration Date”) and (b) the termination of Executive’s employment pursuant to Article 5 (Termination for Cause), Article 6 (Termination Upon Death), Article 7 (Disability), Article 8 (Termination of Employment by Executive), Article 9 (Termination Without Cause) or Article 10 (Change in Control).
     2.2 Expiration of the Term.
(a)	If either the Company or Executive do not intend to continue Executive’s employment with the Company in the capacity of Chief Executive Officer beyond the Expiration Date, such party shall, at least 180 days prior to such date, provide to the other party written notice of its or her intention not to continue her employment in such capacity.
(b)	If the Company ceases to employ Executive in the capacity of Chief Executive Officer at any time on or after the Expiration Date, for any reason other than on account Cause, then the Company shall pay Executive an amount equal to 1.5 times Base Salary (as defined in Section 4.1) in effect on the Expiration Date, or, if greater, immediately prior to the Executive’s last day of employment, which amount shall be paid to Executive in equal installments ratably over 18 months, as measured from Executive’s last day of employment with the Company (whether or not such termination of employment occurs contemporaneously with Executive’s ceasing to serve as the Company’s Chief Executive Officer), and commence to be paid to Executive, unless delay is required pursuant to clause (b) of Section 15.8, on the first regularly scheduled Company payroll date for Peer Executives (as defined in Section 4.2) that occurs after the 30th day from Executive’s last day of employment with the Company, which payment will include amounts owed to Executive for the period between Executive’s last day of employment with the Company and the payment date, and the remaining installments shall be paid to Executive in accordance with the Company’s regularly scheduled payroll cycles for Peer Executives over the remainder of such 18-month period; provided, that to receive the payments described in this clause (b) of Section 2.2 Executive has executed and delivered the release attached hereto as an addendum and made a part hereof (the “Release”) and any revocation period applicable to such Release shall have expired as of the end of such 30-day period. Any payments made under this clause (b) of Section 2.2 shall reduce the payments to which the Executive may be entitled to receive pursuant to the Company’s severance plan or policy then in effect for Peer Executives. In addition, if (i) (A) prior to the Expiration Date, there occurs a “Change in Control” (as defined in Section 10.3) or (B) following the Expiration Date, there occurs a “Change in Control” within the meaning of the Employee Retention Agreement between the Executive and the Company dated March 11, 2009, as amended (the “Retention Agreement”), and (ii) the Executive’s employment terminates within the 90-day period before or the two-year period following such a Change in Control, then the Executive’s severance entitlements shall not be determined pursuant to this Section 2.2(b), but instead shall be determined pursuant to Section 10 (in the case of clause (i)(A) above) or pursuant to the Retention Agreement (in the case of clause (i)(B) above).
3. POSITION AND DUTIES.
     3.1 Position. Subject to the remaining conditions of this Section 3.1, Executive shall serve as the Company’s President and Chief Executive Officer. Executive shall report to the Board of Directors of the Company (the “Board”) and perform such duties and responsibilities as may be prescribed from time-to-time by the Board, which shall be generally consistent with the responsibilities of similarly situated executives of comparable companies in similar lines of business. During the Term, the Company shall nominate Executive for election as a member of the Board at each meeting of the Company’s shareholders at which the election of Executive is subject to a vote by the Company’s shareholders and recommend that the shareholders of the Company vote to elect Executive as a member of the Board. From time to time, Executive also may be designated to such offices within the Company or its subsidiaries as may be necessary or appropriate for the convenience of the businesses of the Company and its subsidiaries.
     3.2 Full-Time Efforts. Executive shall perform and discharge faithfully, diligently and to the best of her ability such duties and responsibilities and shall devote her full-time efforts to the business and affairs of the Company. Executive agrees to promote the best interests of the Company and to take no action that in any way damages the public image or reputation of the Company, its subsidiaries or its affiliates.
     3.3 No Interference With Duties. Executive shall not (a) engage in any activities, or render services to or become associated with any other business that in the reasonable judgment of the Board violates any provision of Article 13 of this Agreement, or (b) devote time to other activities which would inhibit or otherwise interfere with the proper performance of her duties; provided, however, that it shall not be a violation of this Agreement for Executive to (1) devote reasonable periods of time to charitable and community activities and industry or professional activities (including, without limitation, serving on the board of directors of not-for-profit entities), or (2) manage personal business interests and investments, so long as such activities in (1) or (2) do not interfere with the performance of Executive’s obligations under this Agreement. Executive may, with the prior approval of the Board (or applicable committee thereof), serve on the boards of directors (or other governing body) of other for profit corporations or entities, consistent with this Agreement and the Company’s policies.
     3.4 Work Standard. Executive hereby agrees that she shall at all times comply with and abide by all terms and conditions set forth in this Agreement and all applicable work policies, procedures and rules as may be issued by the Company. Executive also agrees that she shall comply with all federal, state and local statutes, regulations and public ordinances governing the performance of her duties hereunder.
4. COMPENSATION AND BENEFITS.
     4.1 Base Salary. Subject to the terms and conditions set forth in this Agreement, during the Term, the Company shall pay Executive, and Executive shall accept, an annual salary in the amount of $900,000. Such amount shall be paid in accordance with the Company’s normal payroll practices and may be increased from time to time at the sole discretion of the Board (or applicable committee thereof) (such amount, as may be so increased, the “Base Salary”).
     4.2 Incentive, Savings and Retirement Plans. During the Term, Executive shall be entitled to participate in all incentive (including, without limitation, long term incentive plans), savings and retirement plans, practices, policies and programs applicable generally to senior executive officers of the Company (“Peer Executives”), on the same basis as such Peer Executives, except as to benefits that are specifically applicable to Executive pursuant to this Agreement. Without limiting the foregoing, the following provisions shall apply with respect to Executive:

(a)	Annual Incentive Award. Executive shall be entitled to an annual bonus opportunity, the amount of which shall be determined by the Compensation Committee of the Board (the “Committee”). The amount of and performance criteria with respect to any such bonus in any year shall be determined not later than the date or time prescribed by Treas. Reg. § 1.162-27(e) in accordance with a formula to be agreed upon by the Company and Executive and approved by the Committee that reflects the financial and other performance of the Company and the Executive’s contributions thereto. Throughout the Term, the Executive’s annual target (subject to such performance and other criteria as may be established by the Committee) bonus percentage shall be no less than 100% of the Base Salary.
(b)	Long Term Incentive Award. Each year, the Executive shall be considered by the Committee for a long term incentive award (an “LTI Award”), and any such award shall have a target grant date value equal to no less than 250% of the Base Salary, provided, that for any LTI Award granted in 2012, the target grant date value shall equal 243.6% of the Base Salary. A grant of an LTI Award in any year shall be in the discretion of the Committee, provided that the Committee shall be required to grant the Executive an LTI Award if LTI Awards are being made for such year to other senior executives of the Company generally.
(c)	Welfare Benefit Plans. During the Term, Executive and Executive’s eligible dependents shall be eligible for participation in, and shall receive all benefits under, the welfare benefit plans, practices, policies and programs provided by the Company (including, without limitation, medical, prescription, dental, disability, executive life, group life, accidental death and travel accident insurance plans and programs) to the extent applicable generally to Peer Executives. Also, throughout the Term, in addition to participating in the other insurance programs provided to Peer Executives, the Company, for the benefit of Executive, shall pay the premiums to maintain in force during the Term a policy of term life insurance covering the Executive, with such carrier as is reasonably acceptable to the Company and Executive, in the face amount of $2.5 million, with benefits payable to the beneficiary or beneficiaries designated by Executive in writing.
(d)	Vacation. Executive shall be entitled to an annual paid vacation commensurate with the Company’s established vacation policy for Peer Executives. The timing of paid vacations shall be scheduled in a reasonable manner by Executive.
(e)	Business Expenses. The Company shall reimburse Executive for all reasonable business expenses incurred by Executive during the Term in the performance of Executive’s services under this Agreement. Executive shall follow the Company’s expense procedures that generally apply to Peer Executives in accordance with the policies, practices and procedures of the Company to the extent applicable generally to Peer Executives.
(f)	Perquisites. Executive shall be entitled to receive such executive perquisites, fringe and other benefits as are provided to the most senior executives and their families under any of the Company’s plans and/or programs in effect from time to time and such other benefits as are generally available to Peer Executives.

(g)	Legal Fees. The Company shall pay up to $25,000 in legal fees and out-of-pocket expenses incurred by Executive in connection with the negotiation and consummation of this Agreement.
(h)	Clawback of Incentive-Based Compensation. Notwithstanding any other provision to the contrary, any “incentive-based compensation” within the meaning of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be subject to the Company’s clawback policy that is adopted in the manner required by Section 10D(b)(2) of the Exchange Act, as determined by the applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission.
5. TERMINATION FOR CAUSE.
     5.1 This Agreement may be terminated immediately at any time by the Company, and Executive shall be entitled to no further payments or benefits hereunder (other than (x) the Accrued Obligations (as defined in Section 9.1(a), but excluding the amounts provided for in Section 9.1(a)(ii), and (y) the timely payment or provision of Other Benefits (as defined in Section 9.1(d))), under the following conditions, any of which shall constitute “Cause” or “Termination for Cause”:
(a)	(1) any act by Executive involving fraud, (2) any breach by Executive of applicable regulations of competent authorities in relation to trading or dealing with stocks, securities, investments and the like or (3) any willful or grossly negligent act by Executive resulting in an investigation by the Securities and Exchange Commission, which, in each of cases (1), (2) and (3) above, a majority of the Board determines in its sole and absolute discretion materially adversely affects the Company or Executive’s ability to perform her duties under this Agreement;
(b)	attendance at work in a state of intoxication or otherwise being found in possession at her place of work of any prohibited drug or substance, possession of which would amount to a criminal offense;
(c)	Executive’s personal dishonesty or willful misconduct in connection with her duties to the Company;
(d)	breach of fiduciary duties to the Company involving personal profit by Executive;
(e)	conviction of Executive for, or Executive pleading guilty or no contest to, any felony or crime involving moral turpitude;
(f)	material breach by Executive of any provision of this Agreement or of any Company policy adopted by the Board, which breach Executive does not cure within 15 days after the Company provides written notice of such breach to Executive; or

(g)	the continued failure of Executive to perform substantially Executive’s duties with the Company (other than any such failure resulting from incapacity due to Disability, and specifically excluding any failure by Executive, after good faith, reasonable and demonstrable efforts, to meet performance expectations for any reason), after a written demand for substantial performance is delivered to Executive by a majority of the Board that specifically identifies the manner in which such Board believes that Executive has not substantially performed Executive’s duties.
     5.2 The termination of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of such Board, Executive is guilty of the conduct described in any one or more of subparagraphs (a) through (g) above, and specifying the particulars thereof in detail.
6. TERMINATION UPON DEATH.
     This Agreement shall terminate immediately upon Executive’s death, and Executive or her beneficiaries shall be entitled to no further payments or benefits hereunder, other than the payment of Accrued Obligations (as defined in Section 9.1(a)(1)) and the payment or provision of Other Benefits (as defined in Section 9.1(d)), including, without limitation, benefits under such plans, programs, practices and policies relating to death benefits, if any, as are applicable to Executive on the date of her death. The rights of the Executive’s estate with respect to any outstanding equity grants and any benefit plans shall be determined in accordance with the specific terms, conditions and provisions of the applicable award agreements and benefit plans.
7. DISABILITY.
     7.1 If the Company determines in good faith that the Disability (as defined in Section 7.2) of Executive has occurred during the Term, it may give to Executive written notice of its intention to terminate Executive’s employment. In such event, Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such written notice by Executive (the “Disability Effective Date”), provided, that, within the 30-day period after such receipt, Executive shall not have returned to full-time performance of Executive’s duties. If Executive’s employment is terminated by reason of her Disability, this Agreement shall terminate, and Executive shall be entitled to no further payments or benefits hereunder, other than payment of Accrued Obligations (as defined in Section 9.1(a)(1)), the payment or provision of Other Benefits (as defined in Section 9.1(d)), including, without limitation, benefits under such plans, programs, practices and policies relating to disability benefits, if any, as are applicable to Executive on the Disability Effective Date. The rights of Executive with respect to any outstanding equity grants and any benefit plans shall be determined in accordance with the specific terms, conditions and provisions of the applicable award agreements and benefit plans.

     7.2 For purposes of this Agreement, “Disability” shall mean: (a) a long-term disability entitling Executive to receive benefits under the Company’s long-term disability plan as then in effect; or (b) if no such plan is then in effect or the plan does not apply to Executive, the inability of Executive, as determined by the Board, to perform the essential functions of her regular duties and responsibilities hereunder, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of at least six consecutive months. At the request of Executive or her personal representative, the Board’s determination that the Disability of Executive has occurred shall be certified by two physicians mutually agreed upon by Executive or her personal representative and the Company. Without such physician certification (if it is requested by Executive or her personal representative), Executive’s termination shall be deemed a termination by the Company without Cause and not a termination by reason of Disability.
8. TERMINATION OF EMPLOYMENT BY EXECUTIVE.
     8.1 Executive’s employment may be terminated at any time by Executive for Good Reason or no reason, subject to Section 8.3 or Section 8.6, as applicable.
     8.2 For purposes of this Agreement, “Good Reason” shall not include Executive’s death or Disability and shall mean any of the following:
(a)	other than her removal for Cause pursuant to Section 5 and subject to the provisos below, without the prior written consent of Executive, the assignment to Executive of any duties inconsistent in any material respect with Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as in effect on the Effective Date, or any other action by the Company which results in a demonstrable diminution in such position, authority, duties or responsibilities; provided, however, that an isolated, insubstantial and inadvertent action not taken in bad faith, which is remedied by the Company promptly after receipt of written notice thereof given by Executive, shall not constitute “Good Reason”; and provided further, that the Company may elect to name another executive to the position of President (reporting to Executive), and such action shall not be a violation of this subparagraph 8.2(a) giving rise to “Good Reason”;
(b)	a reduction by the Company in Executive’s Base Salary as in effect on the Effective Date or as the same may be increased from time to time, unless such reduction is a part of an across-the-board proportional decrease in base salaries affecting all Peer Executives which reduction is approved by the Committee; provided, however, that in any event, the Company shall not reduce Executive’s Base Salary below 90% of the Base Salary as in effect on the Effective Date;
(c)	a reduction by the Company in Executive’s (1) annual target bonus percentage to which Executive is entitled pursuant to Section 4.2(a) or (2) target percentage under any long-term incentive plan established by the Company to which Executive is entitled pursuant to Section 4.2(b), unless, in either case (1) or (2), such reduction is a part of an across-the-board proportional decrease in annual target bonuses percentages or target percentages under any long-term incentive plan, as applicable, affecting all other Peer Executives, which reduction is approved by the Committee; provided, however, that in any event, the Company shall not reduce Executive’s annual target bonus below 90% of the Base Salary as in effect on the Effective Date;
(d)	a reduction by the Company of benefits under (1) a “pension plan or arrangement” or (2) a “compensation plan or arrangement” in which Executive participates, or the elimination of Executive’s participation in any such plan or arrangement which reduction or elimination results in a reduction, in the aggregate, of the benefits provided thereunder, taking into account any replacement plan or arrangement or other additional compensation provided to Executive in connection with or following such reduction or elimination (except for immaterial reductions or across-the-board plan changes or terminations similarly affecting other Peer Executives); provided, that, subject to Section 15.8, in the event of any such changes or terminations, the Company shall timely pay or provide to Executive any accrued amounts or accrued benefits required to be paid or provided or which Executive is eligible to receive under any such plan or arrangement in accordance with the terms of such plan or arrangement;
(e)	the Company requiring Executive, without her consent, to be based at any office or location more than 50 miles from the Company’s current headquarters in Lebanon, Tennessee;
(f)	the material breach by the Company of any provision of this Agreement; or
(g)	the failure of any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.
     8.3 Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder, provided, that Executive raises to the attention of the Board any circumstance she believes in good faith constitutes Good Reason within 90 days after occurrence thereof or be foreclosed from raising such circumstance thereafter. The Company shall have an opportunity to cure any circumstance alleged to constitute Good Reason (other than under Section 8.2(g)) within 30 days after the receipt of notice of such circumstance from Executive.
     8.4 If Executive terminates her employment for Good Reason within one year following the Executive’s becoming aware of the initial existence of any of the conditions set forth in Sections 8.2(a) through 8.2(g) (provided, that the Company did not exercise its right to cure pursuant to Section 8.3), she shall be entitled to the same benefits she would be entitled to under Article 9 as if terminated without Cause or Article 10 as if terminated after a Change in Control (as defined in Section 10.3), but not both, as applicable, upon the execution and effectiveness of the Release within the time periods set forth in the applicable provisions.

     8.5 If Executive terminates her employment without Good Reason, this Agreement shall terminate, and Executive shall be entitled to no further payments or benefits hereunder, other than payment of Accrued Obligations (as defined in Section 9.1(a)(1) but excluding the amounts provided for in Section 9.1(a)(1)(ii)) and the timely payment or provision of Other Benefits (as defined in Section 9.1(d)).
     8.6 Executive shall not terminate her employment without Good Reason prior to the date which is 60 days following the date on which Executive provides written notice of such termination to the Company; provided, however, that the Company may waive such notice period in writing.
9. TERMINATION WITHOUT CAUSE.
     9.1 If Executive’s employment is terminated by the Company without Cause (it being understood by the parties that termination by death, Disability or expiration of this Agreement shall not constitute termination without Cause) prior to the Expiration Date, then Executive shall be entitled to the following payments and benefits upon the execution and effectiveness of the Release within the time periods set forth herein; provided, however, that Executive shall not be entitled to payments under this Article 9 if she is entitled to payments under Article 10 and provided further the amounts payable pursuant to clauses (a)(i), (a)(iii), (a)(iv) and (a)(v) of Section 9.1 are not conditioned on the execution of the Release:
(a)	The Company shall pay to Executive the sum of (i) Executive’s Base Salary then in effect through the date of termination to the extent not theretofore paid, (ii) a pro-rata portion of amounts payable under any then existing incentive or bonus plan applicable to Executive (including, without limitation, any incentive bonus referred to in Section 4.2(a)) for that portion of the fiscal year in which the termination of employment occurs through the date of termination, (iii) any accrued expenses and vacation pay to the extent not theretofore paid, (iv) any compensation previously deferred by Executive (together with any accrued interest or earnings thereon) to the extent not theretofore paid, and (v) any amounts payable under any then existing incentive or bonus plan applicable to Executive in respect of the fiscal year immediately preceding the fiscal year in which the termination of employment occurs (the sum of the amounts described in subsections (i), (ii), (iii), (iv) and (v) shall be referred to in this Agreement as the “Accrued Obligations”); provided, that (x) the amounts described in subsections 9.1(a)(i) and (iii) will be paid in a lump sum on the Company’s first regularly scheduled payroll date for Peer Executives that occurs following Executive’s last day of employment, (y) the amount described in subsection 9.1(a)(ii) shall be paid as soon as practicable after the end of the fiscal year to which such bonus relates and the amount that is pro-rated for Executive’s length of service during the year shall be determined by the actual performance of the Company during such year, and (z) the amounts described in subsection 9.1(a)(iv) and (v) shall be paid at the times provided in the applicable plans under which the deferral was made or the bonus is payable;

(b)	The Company shall pay to Executive, commencing, unless delay is required pursuant to clause (b) of Section 15.8, on the first regularly scheduled Company payroll date for Peer Executives that occurs after the 30th day from Executive’s last day of employment with the Company, which payment will include amounts owed to Executive for the period between Executive’s last day of employment with the Company and the payment date, and the remaining installments shall be paid to Executive in accordance with the Company’s regularly scheduled payroll cycles and procedures for Peer Executives over the remainder of the 24-month period (such 30-day period, the “Severance Delay Period”), provided, that Executive has executed and delivered the Release and any revocation period applicable to such Release shall have expired as of the end of the Severance Delay Period, the aggregate of the following amounts:
(1)	in installments ratably over 24 months, as measured from Executive’s last day of employment with the Company, in accordance with the Company’s normal payroll cycle and procedures, the amount equal to 1.5 times the sum of Executive’s annual Base Salary and target bonus (referred to in Section 4.2(a)), each as in effect as of the date of termination (without giving effect to any reduction by the Company in annual Base Salary or annual target bonus percentage which would constitute Good Reason pursuant to Section 8.2(b) or 8.2(c)(1));
(2)	Executive’s participation in the life, medical and disability insurance programs in effect on the date of termination of employment shall continue for 24 months after the date of termination of employment; provided, however, that notwithstanding the foregoing, the Company shall not be obligated to provide such benefits if Executive becomes employed by another employer and is covered or permitted to be covered by that employer’s benefit plans, without regard to the extent of such coverage;
(c)	Unless the applicable award agreements contain more favorable vesting or exercise provisions upon Executive’s termination of employment, outstanding awards under the Company’s equity incentive plans shall vest and become exercisable as follows:
(1)	(i) all stock options held by Executive that are vested prior to or on the date of Executive’s termination of employment shall be exercisable in accordance with their terms and (ii) 50% of the shares subject to unvested stock options in each grant held by Executive as of the date of Executive’s termination of employment shall vest immediately and will be exercisable during such period as set forth in the applicable award agreement or incentive plan;
(2)	in the event that, as of the date of Executive’s termination of employment, Executive holds any shares of restricted stock (or restricted stock units or similar awards) whose vesting is subject solely to Executive’s continued employment with the Company, a percentage of such award shall immediately vest that is equal to a fraction, the numerator of which is the number of days that have elapsed between the date of grant and the date of Executive’s termination of employment, and the denominator of which is the total number of days in the original vesting term; and
(3)	in the event that, as of the date of Executive’s termination of employment, Executive holds any shares of restricted stock (or restricted stock units or similar awards, including, without limitation, performance shares and performance units) whose vesting is subject to performance criteria and the performance period for such award has not been completed, 100% of Completed Period Shares (as defined below) and 50% of Remaining Period Shares (as defined below) shall vest as of the date on which the Board (or applicable committee thereof) determines the actual performance of the Company during the applicable performance period and the actual number of shares (the “Actual Number of Shares”) of restricted stock (or restricted stock units or similar awards, including, without limitation, performance shares and performance units) that would have otherwise vested in the event Executive had remained employed by the Company through the determination date. For purposes of this Agreement, the term “Completed Period Shares” shall mean the Actual Number of Shares multiplied by the fraction, the numerator of which is the number of days that have elapsed between the first day of the applicable performance period and the date of the termination of Executive’s employment, and the denominator of which is the total number of days in the applicable performance period. The term “Remaining Period Shares” shall mean the Actual Number of Shares multiplied by the fraction, the numerator of which is the number of days that are remaining in the applicable performance period following the date of the termination of Executive’s employment, and the denominator of which is the total number of days in the applicable performance period.
(d)	To the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other accrued amounts or accrued benefits required to be paid or provided or which Executive is eligible to receive under any plan, program, policy, practice, contract or agreement of the Company (such other amounts and benefits shall be referred to in this Agreement as the “Other Benefits”), which Other Benefits are not subject to the execution of the Release and shall be paid to Executive at the times provided under the applicable plan, program, policy, practice, contract or agreement of the Company.
10. CHANGE IN CONTROL.
     10.1 Except as otherwise provided herein, if, at any time prior to the Expiration Date a Change in Control (as defined in Section 10.3) occurs and, within 90 days prior to or two years following the date of the Change in Control, (a) Executive is involuntarily terminated by the Company for reasons other than Cause or (b) Executive voluntarily terminates her employment with the Company for Good Reason as defined in Section 8.2 (in each case, whether prior to or after the Expiration Date), Executive shall be entitled to receive the benefits described in Section 10.2.
     10.2 Subject to the execution and effectiveness of the Release within the time periods set forth herein and further subject to the limitation imposed by Section 10.4, upon a termination described in Section 10.1, Executive shall be entitled to receive the following payments and benefits:
(a)	Unless delay is required pursuant to clause (b) of Section 15.8, the Company shall pay to Executive in a single lump sum cash payment on the first regularly scheduled Company payroll date for Peer Executives that occurs after the 30th day from Executive’s last day of employment with the Company, provided, that Executive has executed and delivered the Release and any revocation period applicable to such Release shall have expired as of the end of the Severance Delay Period, the aggregate of the following amounts:
(1)	the Accrued Obligations (as defined in Section 9.1(a)(1), except that solely for purposes of this Section 10.2(a)(1), (x) Executive’s target bonus shall be prorated based solely on the portion of the fiscal year in which the termination of employment occurs through the date of termination (and not on the Company’s actual performance for such period) and such prorated amount shall be paid contemporaneously with the amounts payable pursuant to Section 10.2(a)(2) and (y) the Accrued Obligations described in clauses (a)(i), (a)(iii) and (a)(iv) of Section 9.1 shall not be conditioned on the execution of the Release and shall be paid to Executive at the time periods described in clause (a) of Section 9.1; and
(2)	the amount equal to 3 times the sum of (x) Executive’s Base Salary and (y) Executive’s target bonus (described in Section 4.2(a)), each as in effect as of the date of Executive’s termination of employment without regard to any action taken by the Company constituting Good Reason.
(b)	(i) All stock options held by Executive that are vested (including, without limitation, those vested by reason of subpargraph 10.2(b)(ii) and any Change in Control occurring prior to Executive’s termination of employment) on the effective date of the termination shall be exercisable in accordance with their terms and (ii) all unvested stock options held by Executive on the date of Executive’s termination of employment shall become immediately vested and exercisable.
(c)	In the event that, as of the date of Executive’s termination of employment, Executive holds any shares of restricted stock (or restricted stock units or similar awards) whose vesting is subject solely to Executive’s continued employment with the Company, such award shall vest immediately.
(d)	In the event that, as of the date of Executive’s termination of employment, Executive holds any shares of restricted stock (or restricted stock units or similar awards, including, without limitation, performance shares and performance units) whose vesting is subject to performance criteria and the performance period for such awards has not been completed, the target number or value, as applicable, of such awards shall vest immediately.
(e)	Executive’s participation in the life, medical and disability insurance programs in effect on the date of termination of employment shall continue for 24 months after the date of termination of employment; provided, however, that notwithstanding the foregoing, the Company shall not be obligated to provide such benefits if Executive becomes employed by another employer and is covered or permitted to be covered by that employer’s benefit plans, without regard to the extent of such coverage; and
(f)	To the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any Other Benefits (as defined in Section 9.1(d)), which Other Benefits are not subject to the execution of the Release and shall be paid to Executive at the times provided under the applicable plan, program, policy, practice, contract or agreement of the Company.
     10.3 For purposes of this Agreement, a “Change in Control” of the Company shall mean any of the following:
(a)	any “person” (as defined in Section 13(h)(8)(E) of the Exchange Act), other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any of its subsidiaries, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (or any successor to all or substantially all of the Company’s assets) representing more than 35% of the combined voting power of the Company’s (or such successor’s) then outstanding voting securities that may be cast for the election of directors of the Company (other than as a result of an issuance of securities initiated by the Company (or such successor) in the ordinary course of business);
(b)	as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of the then outstanding securities of the Company or any successor company or entity entitled to vote generally in the election of the directors of the Company or such other corporation or entity after such transaction are held in the aggregate by the holders of the Company’s securities entitled to vote generally in the election of directors of the Company immediately prior to such transaction;
(c)	all or substantially all of the assets of the Company are sold, exchanged or otherwise transferred;
(d)	the Company’s shareholders approve a plan of liquidation or dissolution of the Company; or

(e)	during the Term, Continuing Directors cease for any reason to constitute at least a majority of the Board. For this purpose, a “Continuing Director” is any person who at the beginning of the Term was a member of the Board, or any person first elected to the Board during the Term whose election, or the nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the Continuing Directors then in office, but excluding any person (1) initially appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) other than the Board, or (2) designated by any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) ) who has entered into an agreement with the Company to effect a transaction described in Section 10.3(a) through (d).
Notwithstanding the foregoing, if the Change in Control does not constitute a change in control event within the meaning of Treasury Regulation §1.409A-3(i)(5), the portion of the severance payments described in Section 10.2 that constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) shall be paid to the Executive in installments over the same period as described in Article 9.
     10.4 Section 280G Limitation.
(a)	Notwithstanding any other provision to the contrary, if any payments or benefits Executive would receive from the Company pursuant to this Agreement or otherwise (collectively, the “Payments”) would, either separately or in the aggregate, (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Payments will be equal to the Reduced Amount (defined below). The “Reduced Amount” will be either (1) the entire amount of the Payments, or (2) an amount equal to the largest portion of the Payments that would result in no portion of any of the Payments (after reduction) being subject to the Excise Tax, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in the Executive’s receipt, on an after-tax basis, of the greatest amount of the Payments. If a reduction in the Payments is to be made so that the amount of the Payments equals the Reduced Amount, the Payments will be paid only to the extent permitted under the Reduced Amount alternative; provided, that in the event the Reduced Amount is paid, the cash payments set forth in Section 10.2(a) shall be reduced as required by the operation of this Section 10.4.
(b)	The Company shall engage the accounting firm engaged by the Company for general audit purposes at least 20 business days prior to the effective date of the Change in Control to perform any calculation necessary to determine the amount, if any, payable to Executive pursuant to Article 10, as limited by this Section 10.4.

If the accounting firm so engaged by the Company is also serving as accountant or auditor for the individual, entity or group that will control the Company following the Change in Control, the Company may appoint a nationally recognized accounting firm other than the accounting firm engaged by the Company for general audit purposes to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.
(c)	The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within 20 days after the date on which such accounting firm has been engaged to make such determinations or within such other time period as agreed to by the Company and Executive. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Executive.
(d)	Notwithstanding the foregoing, in determining the reduction, if any, that shall occur as a result of this Section 10.4, the amounts payable or benefits to be provided to Executive shall be reduced such that the economic loss to Executive as a result of the Excise Tax elimination is minimized. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero.
11. COSTS OF ENFORCEMENT.
     If either party brings suit to compel performance of, to interpret, or to recover damages for the breach of this Agreement, upon the exhaustion of any appeal right of the parties, the prevailing party shall be entitled to reasonable attorneys’ fees in addition to costs and necessary disbursements otherwise recoverable.
12. PUBLICITY; NO DISPARAGING STATEMENT.
     Except to the extent required by applicable law, Executive and the Company covenant and agree that they shall not engage in any communications which shall disparage one another or interfere with their existing or prospective business relationships.
13. BUSINESS PROTECTION PROVISIONS.
     13.1 Preamble. As a material inducement to the Company to enter into this Agreement, and its recognition of the valuable experience, knowledge and proprietary information Executive gained from her employment with the Company, Executive warrants and agrees that she will abide by and adhere to the following business protection provisions in this Article 13.
     13.2 Definitions. For purposes of this Article 13, the following terms shall have the following meanings:

(a)	“Competitive Position” shall mean any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between Executive and any person or Entity engaged, wholly or in material part, or that is an investor or prospective investor in an Entity that is engaged, wholly or in material part, in the restaurant business that is the same or similar to that in which the Company or any of its subsidiaries or affiliates (collectively, the “CBRL Entities”) is engaged on the date of the termination of Executive’s employment, whereby Executive is required to or performs services on behalf of or for the benefit of such person or Entity which are substantially similar to the services in which Executive participated or that she directed or oversaw while employed by the Company.
(b)	“Confidential Information” shall mean the proprietary or confidential data, information, documents or materials (whether oral, written, electronic or otherwise) belonging to or pertaining to any of the CBRL Entities, other than “Trade Secrets” (as defined below), which is of tangible or intangible value to any of the CBRL Entities and the details of which are not generally known to the competitors of the CBRL Entities. Confidential Information shall also include: any items that any of the CBRL Entities have marked “CONFIDENTIAL” or some similar designation or are otherwise identified as being confidential.
(c)	“Entity” or “Entities” shall mean any business, individual, partnership, joint venture, agency, governmental agency, body or subdivision, association, firm, corporation, limited liability company or other entity of any kind.
(d)	“Restricted Period” shall mean, with respect to Section 13.3, four years following the termination of Executive’s employment (which shall include, without limitation, the circumstances set forth in Section 2.2(b)), and, with respect to Sections 13.4 and 13.5, two years following the termination of Executive’s employment (which shall include, without limitation, the circumstances set forth in Section 2.2(b)). Notwithstanding the foregoing, the Restricted Period shall be extended for a period of time equal to any period(s) of time that Executive is determined by a final non-appealable judgment from a court of competent jurisdiction to have engaged in any conduct that violates any provision of this Article 13 (the purpose of this provision is to secure for the benefit of the Company the entire Restricted Period being bargained for by the Company for the restrictions upon the Executive’s activities).
(e)	“Territory” shall mean each of the United States of America and any foreign country in which the Company operates its business at the time of the termination of Executive’s employment.
(f)	“Trade Secrets” shall mean information or data of or about any of the CBRL Entities, including, but not limited to, technical or non-technical data, recipes, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, product plans or lists of actual or potential suppliers that: (1) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and (3) any other information which is defined as a “trade secret” under applicable law.
(g)	“Work Product” shall mean all tangible work product, property, data, documentation, “know-how,” concepts or plans, inventions, improvements, techniques and processes relating to any of the CBRL Entities that were conceived, discovered, created, written, revised or developed by Executive during the term of her employment with the Company.
     13.3 Nondisclosure; Ownership of Proprietary Property.
(a)	In recognition of the need of the CBRL Entities to protect their legitimate business interests, Confidential Information and Trade Secrets, Executive hereby covenants and agrees that Executive shall regard and treat Trade Secrets and all Confidential Information as strictly confidential and wholly-owned by the CBRL Entities and shall not, for any reason, in any fashion, either directly or indirectly, use, sell, lend, lease, distribute, license, give, transfer, assign, show, disclose, disseminate, reproduce, copy, misappropriate or otherwise communicate any such item or information to any third party or Entity for any purpose other than in accordance with this Agreement or as required by applicable law, court order or other legal process: (1) with regard to each item constituting a Trade Secret, at all times such information remains a “trade secret” under applicable law, and (2) with regard to any Confidential Information, for the Restricted Period.
(b)	Executive shall exercise best efforts to ensure the continued confidentiality of all Trade Secrets and Confidential Information, and she shall immediately notify the Company of any unauthorized disclosure or use of any Trade Secrets or Confidential Information of which Executive becomes aware. Executive shall assist the CBRL Entities, to the extent necessary, in the protection of or procurement of any intellectual property protection or other rights in any of the Trade Secrets or Confidential Information.
(c)	All Work Product shall be owned exclusively by the CBRL Entities. To the greatest extent possible, any Work Product shall be deemed to be “work made for hire” (as defined in the Copyright Act, 17 U.S.C.A. § 101 et seq., as amended), and Executive hereby unconditionally and irrevocably transfers and assigns to the applicable CBRL Entity all right, title and interest Executive currently has or may have by operation of law or otherwise in or to any Work Product, including, without limitation, all patents, copyrights, trademarks (and the goodwill associated therewith), trade secrets, service marks (and the goodwill associated therewith) and other intellectual property rights. Executive agrees to execute and deliver to the applicable CBRL Entity any transfers, assignments, documents or other instruments which the Company may deem necessary or appropriate, from time to time, to protect the rights granted herein or to vest complete title and ownership of any and all Work Product, and all associated intellectual property and other rights therein, exclusively in the applicable CBRL Entity.
     13.4 Non-Interference With Executives.
     Executive recognizes and acknowledges that, as a result of her employment by Company, she will become familiar with and acquire knowledge of confidential information and certain other information regarding the other executives and employees of the CBRL Entities. Therefore, Executive agrees that, during the Restricted Period, Executive shall not encourage, solicit or otherwise attempt to persuade any person in the employment of any of the CBRL Entities to end his or her employment with a CBRL Entity or to violate any confidentiality, non-competition or employment agreement that such person may have with a CBRL Entity or any policy of any CBRL Entity. Furthermore, neither Executive nor any person acting in concert with Executive nor any of Executive’s affiliates shall, during the Restricted Period, employ any person who has been an executive or management employee of any CBRL Entity unless that person has ceased to be an employee of any of the CBRL Entities for at least six months.
     13.5 Non-competition.
     Executive covenants and agrees to not obtain or work in a Competitive Position within the Territory during the Term and during the Restricted Period. Executive and the Company recognize and acknowledge that the scope, area and time limitations contained in this Agreement are reasonable and are properly required for the protection of the business interests of the Company due to Executive’s status and reputation in the industry and the knowledge to be acquired by Executive through her association with the Company’s business and the public’s close identification of Executive with the Company and the Company with Executive. Further, Executive acknowledges that her skills are such that she could easily find alternative, commensurate employment or consulting work in her field that would not violate any of the provisions of this Agreement. Executive acknowledges and understands that, as consideration for her execution of this Agreement and her agreement with the terms of this covenant not to compete, Executive will receive employment with and other benefits from the Company in accordance with this Agreement.
     13.6 Remedies.
     Executive understands and acknowledges that her violation of any provision of this Article 13 will cause irreparable harm to the Company and the Company will be entitled to an injunction by any court of competent jurisdiction enjoining and restraining Executive from any employment, service, or other act prohibited by this Agreement. The parties agree that nothing in this Agreement shall be construed as prohibiting the Company from pursuing any remedies available to it for any breach or threatened breach of any provision of this Article 13, including, without limitation, the recovery of damages from Executive or any person or entity acting in concert with Executive. The Company shall receive injunctive relief without the necessity of posting bond or other security, such bond or other security being hereby waived by Executive. If any part of any provision of this Article 13 is found to be unreasonable, then it may be amended by appropriate order of a court of competent jurisdiction to the extent deemed reasonable. Furthermore and in recognition that certain severance payments are being agreed to in reliance upon Executive’s compliance with this Article 13 after termination of her employment, in the event Executive breaches any of such business protection provisions or other provisions of this Agreement, any unpaid amounts (e.g., those provided under Article 8 or Article 9 shall be forfeited, and the Company shall not be obligated to make any further payments or provide any further benefits to Executive following any such breach. Additionally, if Executive breaches any of such business protection provisions or other provisions of this Agreement or such provisions are declared unenforceable by a court of competent jurisdiction, any lump sum payment made pursuant to Section 9.1(a)(1) or Section 10.2(a)(1) and (2), as applicable, and the value of all stock options and restricted stock (or restricted stock units or similar awards, including, without limitation, performance shares and performance units) that vested in accordance with Section 9.1(b) or Section 10.2(b) through (d), as applicable, shall be refunded by Executive to the Company on a pro-rata basis based upon the number of months during the Restricted Period during which she violated the provisions of this Article 13 or, in the event any such provisions are declared unenforceable, the number of months during the Restricted Period that the Company did not receive their benefit as a result of the actions of Executive.
14. RETURN OF MATERIALS.
     Upon the termination of Executive’s employment, or at any time thereafter upon the written request of the Company, Executive shall return to the Company all written, electronic or descriptive materials of any kind belonging or relating to the Company or its affiliates, including, without limitation, any originals, copies and abstracts containing any Work Product, intellectual property, Confidential Information and Trade Secrets in Executive’s possession or control.
15. GENERAL PROVISIONS.
     15.1 Amendment. This Agreement may be amended, modified, superseded, cancelled, renewed or extended only by a writing signed by both of the parties hereto.
     15.2 Binding Agreement. This Agreement shall inure to the benefit of and be binding upon Executive, her heirs and personal representatives, and the Company and its successors and assigns.
     15.3 Waiver Of Breach; Specific Performance. The waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach. The provisions of this Agreement may be waived only by a writing signed by the party waiving compliance. Each of the parties to this Agreement will be entitled to enforce its or her rights under this Agreement, specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its or her favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its or her sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.
     15.4 Indemnification and Insurance. The Company shall indemnify and hold Executive harmless to the maximum extent permitted by law against judgments, fines, amounts paid in settlement and reasonable expenses, including reasonable attorneys’ fees incurred by

Executive, in connection with the defense of, or as a result of any action or proceeding (or any appeal from any action or proceeding) in which Executive is made or is threatened to be made a party by reason of the fact that she is or was an officer of the Company or any of its affiliates. In addition, the Company agrees that Executive is and shall continue to be covered and insured up to the maximum limits provided by all insurance which the Company maintains from time to time to indemnify its directors and officers (and to indemnify the Company for any obligations which it incurs as a result of its undertaking to indemnify its officers and directors) and that the Company will exert its commercially reasonable efforts to maintain such insurance, in not less than its present limits, in effect throughout the term of the Executive’s employment.
     15.5 No Effect On Other Arrangements. It is expressly understood and agreed that the payments made in accordance with this Agreement are in addition to any other benefits or compensation to which Executive may be entitled or for which she may be eligible, whether funded or unfunded, by reason of her employment with the Company. Notwithstanding the foregoing, the provisions in Articles 5 through 10 regarding benefits that Executive will receive upon her employment being terminated supersede and are expressly in lieu of any other severance program or policy that may be offered by the Company, except with regard to any rights Executive may have pursuant to Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
     15.6 Continuation of Compensation. If Executive becomes entitled to payments under Sections 2.2, 8.4 or 8.5 or Articles 9 and 10 but dies before receipt thereof, the Company agrees to pay to her spouse or estate, as the case may be, pursuant to such designation as Executive shall deliver to the Company in a form reasonably satisfactory to the Company, any amounts to which Executive, at the time of her death, was so entitled.
     15.7 Tax Withholding. The Company shall be entitled to deduct and withhold from, or in respect of, each payment made to Executive under this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable law relating to taxes. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental authority by the Company, such amounts shall be treated for all purposes of this Agreement as having been paid to Executive.
     15.8 Section 409A.
(a)	Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of Section 409A of the Code, to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under Section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A and, if necessary, any such provision shall be deemed amended to comply with Section 409A and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. Except to the extent permitted under Section 409A, in no event may Executive, directly or indirectly, designate the calendar year of any payment under this Agreement. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.
(b)	Notwithstanding any provision to the contrary in this Agreement, if on the date of the Executive’s termination of employment, the Executive is a “specified employee” (as such term is defined in section 409A(a)(2)(B)(i) of the Code and its corresponding regulations) as determined by the Board (or its delegate) in accordance with its “specified employee” determination policy, then all severance benefits payable to the Executive under this Agreement that constitute deferred compensation subject to the requirements of Section 409A of the Code that are payable to Executive within the six (6) month period following Executive’s separation from service shall be postponed for a period of six (6) months following Executive’s “separation from service” with the Company (or any successor thereto). Any payments delayed pursuant to this Section 15.8(b) will be made in a lump sum on the Company’s first regularly scheduled payroll date for Peer Executives that follows such six (6) month period or, if earlier, the date of the Executive’s death, and any remaining payments required to be made under this Agreement will be paid upon the schedule otherwise applicable to such payments under this Agreement.
(c)	Notwithstanding any other provision to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of “deferred compensation” (as such term is defined in Section 409A of the Code and the Treasury Regulations promulgated thereunder) upon or following a termination of employment unless such termination is also a “separation from service” from the Company within the meaning of Section 409A of the Code and Section 1.409A-1(h) of the Treasury Regulations and, for purposes of any such provision of this Agreement, references to a “separation,” “termination,” “termination of employment” or like terms shall mean “separation from service.”
(d)	Notwithstanding any other provision to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Section 409A of the Code and the Treasury Regulations promulgated thereunder be subject to offset by any other amount unless otherwise permitted by Section 409A of the Code.
(e)	To the extent that any reimbursement, fringe benefit or other similar plan or arrangement in which Executive participates during the term of Executive’s employment under this Agreement or thereafter provides for a “deferral of compensation” within the meaning of Section 409A of the Code, (1) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid); (2) subject to any shorter time periods provided herein or the applicable plans or arrangements, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (3) any such reimbursement or payment may not be subject to liquidation or exchange for another benefit, all in accordance with Section 1.409A-3(i)(1)(iv) of the Treasury Regulations.
(f)	By accepting this Agreement, Executive hereby agrees and acknowledges that the Company does not make any representations with respect to the application of Section 409A of the Code to any tax, economic or legal consequences of any payments payable to Executive hereunder. Additionally, by the acceptance of this Agreement, Executive acknowledges that Executive has obtained independent tax advice regarding the application of Section 409A of the Code to the payments due to Executive hereunder.
     15.9 Notices.
     All notices and all other communications provided for herein shall be in writing and delivered personally to the other designated party, or mailed by certified or registered mail, return receipt requested, or delivered by a recognized national overnight courier service, or sent by facsimile, as follows:

If to Company to:	Cracker Barrel Old Country Store, Inc. Attn: Chief Legal Officer P.O. Box 787 305 Hartmann Drive Lebanon, TN 37088-0787 Facsimile: (615) 443-9818

If to Executive to:	Executive’s most recent address on file with the Company
All notices sent under this Agreement shall be deemed given 24 hours after having been sent by facsimile or courier, 72 hours after having been sent by certified or registered mail and when delivered if delivered personally. Either party hereto may change the address to which notice is to be sent hereunder by written notice to the other party in accordance with the provisions of this Section 15.9.
     15.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee (without giving effect to any conflict of law principles that would require the application of any other laws).
     15.11 Entire Agreement; Expiration of the Term. This Agreement contains the full and complete understanding of the parties hereto with respect to the subject matter contained herein and this Agreement supersedes and replaces any prior agreement, either oral or written, which Executive may have with the Company that relates generally to the same subject matter including, without limitation, as of the Effective Date the Existing Employment Agreement, and, except as provided in Section 2.2(b), the Retention Agreement. Notwithstanding the expiration of the Term, the provisions of Section 2.2(b), Article 10 (Change in Control), Article 11 (Cost of Enforcement), Article 12 (Publicity; No Disparaging Statements), Article 13 (Business Protection Provisions), Article 14 (Return of Materials) and Article 15 (General Provisions) shall survive the expiration of the Term.
     15.12 Assignment. This Agreement may not be assigned by Executive without the prior written consent of the Company, and any attempted assignment not in accordance herewith shall be null and void and of no force or effect. Executive may not pledge, encumber or assign any payments or benefits due hereunder, by operation of law or otherwise. The Company may assign its rights, together with its obligations, under this Agreement to any third party in connection with any sale, transfer or other disposition of all or substantially all of its business, provided, that no such assignment will relieve the Company from its obligations hereunder.
     15.13 Severability. If any one or more of the terms, provisions, covenants or restrictions set forth this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions set forth this Agreement shall remain in full force and effect, and to that end the provisions hereof shall be deemed severable.
     15.14 Paragraph Headings. The Section headings set forth herein are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement whatsoever.
     15.15 Interpretation. Should a provision of this Agreement require judicial interpretation, it is agreed that the judicial body interpreting or construing this Agreement shall not apply the assumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that an instrument is to be construed more strictly against the party which itself or through its agents prepared the agreement, it being agreed that all parties and/or their agents have participated in the preparation hereof.
     15.16 Mediation. Except as provided in subsection (c) of this Section 15.16, the following provisions shall apply to disputes between the Company and Executive: (1) arising out of or related to this Agreement (including, without limitation, any claim that any part of this Agreement is invalid, illegal or otherwise void or voidable), or (2) the employment relationship that exists between the Company and Executive:
(a)	The parties shall first use their best efforts to discuss and negotiate a resolution of the dispute.
(b)	If efforts to negotiate a resolution do not succeed within five business days after a written request for negotiation has been made, a party may submit the dispute to mediation by sending a letter to the other party requesting mediation. The dispute shall be mediated by a mediator agreeable to the parties or, if the parties cannot agree to a mediator, by a mediator selected by the American Arbitration Association. If the parties cannot agree to a mediator within five business days, either party may submit the dispute to the American Arbitration Association for the appointment of a mediator. Mediation shall commence within ten business days after the mediator has been named.

(c)	The provisions of this Section 15.16 shall not apply to any dispute relating to the ability of the Company to terminate Executive’s employment pursuant to Article 5 (Termination for Cause) or Article 9 (Termination Without Cause) of this Agreement nor shall they apply to any action by the Company seeking to enforce its rights arising out of or related to the provisions of Article 13 of this Agreement.
     15.17 Voluntary Agreement. Executive and the Company hereby represent and agree that each has reviewed all aspects of this Agreement, has carefully read and fully understands all provisions of this Agreement, and is voluntarily entering into this Agreement. Each party represents and agrees that such party has had the opportunity to review any and all aspects of this Agreement with legal, tax or other adviser(s) of such party’s choice before executing this Agreement.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representative to execute, this Agreement as of this 12th day of September, 2011.

CRACKER BARREL OLD COUNTRY STORE, INC.
By:	/s/ N.B. Forrest Shoaf
	Name:	N.B. Forrest Shoaf
	Title:	Senior Vice President, Secretary and Chief Legal Officer

“EXECUTIVE”
/s/ Sandra B. Cochran
Sandra B. Cochran

Addendum to Employment
Agreement with Sandra B. Cochran
RELEASE
     THIS RELEASE (this “Release”) is made and entered into by and between SANDRA B. COCHRAN (“Employee”) and CRACKER BARREL OLD COUNTRY STORE, INC. and its successors or assigns (the “Company”).
     WHEREAS, Employee and the Company have agreed that Employee’s employment with Company shall terminate on ___________________;
     WHEREAS, Employee and the Company have previously entered into that certain Employment Agreement, dated September 12, 2011 (the “Agreement”), and this Release is incorporated therein by reference;
     WHEREAS, Employee and the Company desire to delineate their respective rights, duties and obligations attendant to such termination and desire to reach an accord and satisfaction of all claims arising from Employee’s employment, and her termination of employment, with appropriate releases, in accordance with the Agreement;
     WHEREAS, the Company desires to compensate Employee in accordance with the Agreement for service she has or will provide for the Company;
     NOW, THEREFORE, in consideration of the premises and the agreements of the parties set forth in this Release, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby covenant and agree as follows:
     1. Claims Released Under This Agreement. In exchange for receiving the severance benefits described in Section 2.2 (Expiration of the Term), Article 8 (Termination of Employment by Executive), Article 9 (Termination Without Cause) or Article 10 (Change in Control) of the Agreement and except as provided in Paragraph 2 below, Employee hereby voluntarily and irrevocably waives, releases, dismisses with prejudice, and withdraws all claims, complaints, suits or demands of any kind whatsoever (whether known or unknown) which Employee ever had, may have, or now has against the Company and other current or former subsidiaries or affiliates of the Company and their past, present and future officers, directors, employees, agents, insurers and attorneys, arising out of or relating to (directly or indirectly) Employee’s employment or the termination of her employment with the Company, including, but not limited to:
     (a) claims for violations of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Fair Labor Standards Act, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Older Workers’ Benefit Protection Act of 1990, the Americans With Disabilities Act, the Equal Pay Act of 1963, the Family and Medical Leave Act, 42 U.S.C. §

1

1981, the Worker Adjustment and Retraining Notification Act, the National Labor Relations Act, the Labor Management Relations Act, Executive Order 11246, Executive Order 11141, the Rehabilitation Act of 1973, or the Employee Retirement Income Security Act, the Tennessee Human Rights Act, the Tennessee Employment of the Handicapped Act, the Genetic Information Nondiscrimination Act, or any other law relating to discrimination or retaliation in employment (in each case, as amended);
     (b) claims for violations of any other federal or state statute or regulation or local ordinance;
     (c) claims for lost or unpaid wages, compensation or benefits, defamation, intentional or negligent infliction of emotional distress, assault, battery, wrongful or constructive discharge, negligent hiring, retention or supervision, misrepresentation, conversion, tortious interference, breach of contract or breach of fiduciary duty;
     (d) claims to benefits under any bonus, severance, workforce reduction, early retirement, outplacement or any other similar type plan sponsored by the Company; or
     (e) any other claims under state law arising in tort or contract.
     2. Claims Not Released Under This Agreement. In signing this Release, Employee is not releasing any claims that may arise under the terms of the Agreement that (a) enforce her rights under the Agreement, (b) arise out of events occurring after the date Employee executes this Release, (c) arise under any written non-employment related contractual obligations between the Company or its affiliates and Employee which have not terminated as of the execution date of this Release by their express terms, (d) arise under a policy or policies of insurance (including director and officer liability insurance) maintained by the Company or its affiliates on behalf of Employee, (e) relate to any indemnification obligations to Employee under the Company’s bylaws, certificate of incorporation, Tennessee law or otherwise, or (f) if Employee’s date of termination of employment occurs prior to a Change in Control, claims for additional severance entitlements under Article 10 of the Agreement if a Change in Control occurs within 90 days following such date. However, Employee understands and acknowledges that nothing herein is intended to or shall be construed to require the Company to institute or continue in effect any particular plan or benefit sponsored by the Company, and the Company hereby reserves the right to amend or terminate any of its benefit programs at any time in accordance with the procedures set forth in such plans. Nothing in this Release shall prohibit Employee from engaging in protected activities under applicable law or from communicating, either voluntarily or otherwise, with any governmental agency concerning any potential violation of law.
     3. No Assignment of Claim. Employee hereby represents that she has not assigned or transferred, or purported to assign or transfer, any claims or any portion thereof or interest therein to any party prior to the date of this Release.
     4. No Admission Of Liability. This Release shall not in any way be construed as an admission by the Company or Employee of any improper actions or liability whatsoever as to one another, and each specifically disclaims any liability to or improper actions against the other or any other person, on the part of itself or herself, its or her representatives, employees or agents.

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     5. Voluntary Execution. Employee hereby warrants, represents and agrees that (a) she has been encouraged in writing to seek advice from anyone of her choosing regarding this Release, including her attorney and accountant or tax advisor prior to her signing it; (b) this Release represents written notice to do so; (c) she has been given the opportunity and sufficient time to seek such advice; and (d) she fully understands the meaning and contents of this Release. She further represents and warrants that she was not coerced, threatened or otherwise forced to sign this Release, and that her signature appearing hereinafter is voluntary and genuine.
EMPLOYEE UNDERSTANDS THAT SHE MAY TAKE UP TO 21 DAYS TO CONSIDER WHETHER OR NOT SHE DESIRES TO ENTER INTO THIS RELEASE.
     6. Ability to Revoke Agreement. EMPLOYEE UNDERSTANDS THAT SHE MAY REVOKE THIS RELEASE BY NOTIFYING THE COMPANY IN WRITING OF SUCH REVOCATION WITHIN SEVEN DAYS OF HER EXECUTION OF THIS RELEASE AND THAT THIS RELEASE IS NOT EFFECTIVE UNTIL THE EXPIRATION OF SUCH SEVEN-DAY PERIOD. SHE UNDERSTANDS THAT UPON THE EXPIRATION OF SUCH SEVEN-DAY PERIOD THIS RELEASE WILL BE BINDING UPON HER AND HER HEIRS, ADMINISTRATORS, REPRESENTATIVES, EXECUTORS, SUCCESSORS AND ASSIGNS AND WILL BE IRREVOCABLE.

Acknowledged and Agreed To: “COMPANY” CRACKER BARREL OLD COUNTRY STORE, INC.
By:
Name:
Title:
Date:

I UNDERSTAND THAT BY SIGNING THIS RELEASE, I AM GIVING UP RIGHTS I MAY HAVE. I UNDERSTAND THAT I DO NOT HAVE TO SIGN THIS RELEASE.

“EMPLOYEE”

Sandra B. Cochran

Date:

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